Deutsche Bank Aktiengesellschaft

           August 17, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-010

Re:	Deutsche Bank AG Registration Statement on Form F-3 (File No. 333-226421)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Deutsche Bank AG (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s registration statement on Form F-3 (Registration Number 333-226421) as filed with the Securities and Exchange Commission on July 30, 2018 and amended by amendments nos. 1 and 2 thereto on August 14, 2018 and August 17, 2018, respectively, so that it will become effective at 11:00 A.M. Eastern Daylight Time on August 20, 2018, or as soon thereafter as practicable.

If you have any questions on this matter, please call Joseph C. Kopec at (212) 250-1306.

Very truly yours,

Deutsche Bank AG

By: /s/ Joseph C. Kopec

Name:  Joseph C. Kopec

Title:	Managing Director and Senior Counsel

By: /s/ Sean Rahavy

Name:  Sean Rahavy

Title:	Vice President

cc: Ward A. Greenberg, Esq.